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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
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                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                                AMENDMENT NO. 6

                            ------------------------

                           MORTON INTERNATIONAL, INC.
                           (NAME OF SUBJECT COMPANY)

                            MORTON ACQUISITION CORP.
                          A WHOLLY OWNED SUBSIDIARY OF

                             ROHM AND HAAS COMPANY
                                   (BIDDERS)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE

                         (TITLE OF CLASS OF SECURITIES)

                                  ------------
                                   619335102
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                                ROBERT P. VOGEL

                             ROHM AND HAAS COMPANY
                           100 INDEPENDENCE MALL WEST
                        PHILADELPHIA, PENNSYLVANIA 19106
                                 (215) 592-3000
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                With a Copy to:
                               WILLIAM E. CURBOW
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                               NEW YORK, NY 10017
                                 (212) 455-2000

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                                  TENDER OFFER


     This Amendment No. 6 amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed on February 5, 1999 (as amended, the "Schedule 14D-1") relating to the offer by Morton Acquisition Corp. (formerly known as Gershwin Acquisition Corp.), an Indiana corporation ("Purchaser") and a wholly owned subsidiary of Rohm and Haas Company, a Delaware corporation ("Parent"), to purchase up to 80,916,766 shares (representing 67% of the issued and outstanding shares as of January 29, 1999) of common stock, par value $1.00 per share (the "Shares"), of Morton International, Inc., an Indiana corporation (the "Company"), and the associated preferred share purchase rights ("Rights") at a purchase price of $37.125 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase of Purchaser and Parent dated February 5, 1999 (the "Offer to Purchase"), as amended as set forth herein, and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"). The Rights will expire immediately prior to the consummation of the Offer. Unless the context otherwise requires references herein to "Shares" shall be deemed to include the associated Rights.


     All capitalized terms used herein and not defined herein shall have the meanings set forth in the Offer to Purchase.


ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDERS


     Item 5 of the Schedule 14D-1 is hereby amended and supplemented as follows:


     On March 18, 1999, Parent issued a press release announcing that it has received a request from the FTC for additional information about Parent's pending acquisition of the Company. The request extends the waiting period under the HSR Act until 10 days after Parent complies with the request, unless the process is terminated earlier by the FTC. As a result, Parent has extended the period during which the Offer will remain open to 12:00 midnight, New York City time, on Thursday, April 1, 1999, unless the Offer is further extended. The full text of the press release is set forth in exhibit (a)(13) and is incorporated herein by reference.



ITEM 10.  ADDITIONAL INFORMATION



     Item 10(b), (c) and (d) of the Schedule 14D-1 is hereby amended and supplemented as follows:



     The information in this Amendment No. 6 under item 5 is incorporated herein by reference.


ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.


     Item 11 of the Schedule 14D-1 is hereby amended and supplemented as follows:



     (a)(13) Press Release dated March 18, 1999.




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                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                                          MORTON ACQUISITION CORP.


                                          BY:      /s/ ROBERT P. VOGEL


                                            ------------------------------------

                                            NAME: Robert P. Vogel


                                            TITLE: Vice President


                                          ROHM AND HAAS COMPANY


                                          BY:      /s/ ROBERT P. VOGEL


                                            ------------------------------------

                                            NAME: Robert P. Vogel


                                            TITLE: Vice President and General
                                                   Counsel



Dated: March 18, 1999


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                               INDEX TO EXHIBITS


EXHIBIT                                                                   PAGE
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
(a)(13)   Press Release dated March 18, 1999.


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